OMV

News Release

June 5, 2002
7.30 [illegible] am (CET)

www.omv.com

OMV
Acquisition of UK offshore assets

- **Acquisition of 32.5% in two blocks containing the Suilven field, West of Shetland**
- **22.4% in the exploration block 20/7a in the Central North Sea**
- **Total consideration of USD 28 million**

OMV, the Central European oil and gas group, today announces that OMV (U.K.) Limited, its wholly owned subsidiary, has purchased Conoco's interests in the Suilven oil and gas discovery in the West of Shetlands area of the UK and in block 20/7a in the Central North Sea, for a total consideration of approximately USD 28 million. The deal will be effective from January 1, 2002.

OMV will acquire Conoco's equity share of 32.5% in the blocks 204/14 and 204/15, which contain the greater part of the Suilven field. The field was discovered in 1996 by a well drilled by BP in block 204/19, and was subsequently proven by Conoco to extend into the blocks to the north. The field will be unitized between the 204/14 and 204/15 group, in which BP, Agip and Amerada are the other partners, and the 204/19 and 204/20 group, in which BP and Shell are partners. BP will become operator of the blocks 204/14 and 204/15.

Development planning is already under way for Suilven, which lies approximately 20 km to the north of the producing, BP-operated Schiehallion field, in which OMV (U.K.) Limited holds a 5.9% equity share. Today's production of Schiehallion is about 110.000 boe/d.

As part of the agreement, OMV will also acquire a 22.4% interest in block 20/7a. This block is located in a highly prospective Central North Sea area, immediately to the east of the recent giant Buzzard discovery. Block 20/7a is, like Buzzard, operated by PanCanadian with Enterprise, BOW Valley, Roc Oil and Kerr-McGee as partners.

Helmut Langanger, member of the OMV Executive Board with responsibility for Exploration and Production said: "We are extremely pleased to have agreed to this deal with Conoco. It enables us to grow in one of our core areas, West of Shetland, and also brings us the opportunity to participate in the exploration of a highly prospective area of the North Sea."

— Ends —

dlw 7/3

Notes to editors:

OMV Group

OMV Aktiengesellschaft is Austria's largest listed industrial company with consolidated sales of EUR 7.74 bn and a workforce of 5,659 at the end of 2001. The market capitalization of the Company was EUR 2.5 bn as of December 31, 2001. It is one of the leading oil and gas groups in Central and Eastern Europe, and is involved in worldwide exploration and production activities. Its integrated chemical businesses produce melamine and geotextiles for the world market, as well as plant nutrients for Central and Eastern Europe. In addition, OMV holds a 25% stake in Borealis A/S, Europe's second-largest polyolefin producer, and a 10% interest in MOL, the Hungarian oil company.

OMV (U.K.) Limited, a wholly-owned subsidiary of OMV Aktiengesellschaft, was established in 1987 and is based in London with a workforce of 24. It currently holds interests in nine producing fields and in more than 40 UK offshore exploration blocks. Net production in 2001 averaged 13,900 boe/d.

Blocks 204/14 and 204/15:

BP	32.50% (Operator)
OMV	32.50%
Amerada Hess	17.50%
Agip	17.50%

Block 20/7a:

PanCanadian	19.82% (Operator)
OMV	22.39%
Enterprise	24.80%
Bow Valley	12.40%
Roc Oil	12.40%
Kerr-McGee	8.19%



UNITED KINGDOM
OFFSHORE
OMV (U.K.) BLOCK
200 km
210 /4
TRANCHE 4
TRANCHE 6
TRANCHE 7
211 /24a
DUNLIN
204 /9,10
204 /14,15
204 /25a
SCHIEHALLION
BERYL, NESS
9 /13a,b,c
9 /11b,12c
9 /14c,15b
9 /18a,19
BUCKLAND, SKENE, BORA
TRANCHE 44
14 /18b
20 /7a

For further information, please contact:

OMV

Brigitte H. Juen, Investor Relations — Tel. +43 1 404 40-21622; e-mail: investor.relations@omv.com

Bernhard Hudik, Press Office — Tel. +43 1 404 40-21660; e-mail: bernhard.hudik@omv.com

Internet home page: http://www.omv.com

Weber Shandwick Square Mile

Claudine Cartwright, London — Tel: +44 20 7950-2862; e-mail: ccartwright@webershandwick.com

Golin Harris International

Allan Jordan, New York — Tel: +1 (212) 697 9191; e-mail: ajordan@golinharris.com

Next result announcement **January–June 2002** on August 13, 2002

OMV

News Release

02 JUN 20 AM 11:07

June 3, 2002
For immediate release

www.omv.com

OMV

Farm out of 20% to Santos of Patricia Baleen field/Australia

- OMV is operator in a joint venture with strong partners
- Production start is scheduled for the last quarter of 2002

OMV, the Central European oil and gas Group, is pleased to announce that its wholly owned subsidiary OMV AUSTRALIA PTY LTD. (OMV Australia) has farmed out a 20% working interest of the VIC/L21 permit containing the Patricia Baleen gas field in the Gippsland Basin, 24 kilometres offshore Victoria in South-eastern Australia to Santos Ltd, Australia's largest gas producer.

OMV Australia together with its partners is developing the Patricia Baleen gas field with the first gas scheduled for delivery in the last quarter of 2002. Approximately 1.6 billion m^3 (59 billion cubic feet) of Patricia Baleen gas is already under contract with Energex Retail Pty Ltd, a gas supply company owned by the Government of the State of Queensland. Furthermore the contract includes a buyer option to take additional quantities at a later stage. The Patricia Baleen products will be processed to the quality and entry pressure requirements of the Eastern Gas Pipeline at a new purpose built onshore plant located near Orbost, which is connected through a 24 km pipeline.

The gas field Patricia Baleen was acquired in 1999 and is the first development project that is operated by OMV in Australia. This farm out is a further step to enhance the Company's position in Australia and a successful formation of a strong partnership with the well established and local players Santos and Trinity Gas Resources.

The equity holders in Patricia Baleen are:

40% (operator)	OMV AUSTRALIA PTY LTD
40%	Trinity Gas Resources Pty Ltd
20%	Santos Ltd

- Ends -

For further information, please contact:

OMV
Brigitte H. Juen, Investor Relations — Tel. +43 1 404 40-21622; e-mail: investor.relations@omv.com
Bernhard Hudik, Press Office — Tel. +43 1 404 40-21660; e-mail: bernhard.hudik@omv.com
Internet home page: http://www.omv.com

Weber Shandwick Square Mile
Claudine Cartwright, London — Tel: +44 20 7950-2862; e-mail: ccartwright@webershandwick.com
Golin Harris Ludgate
Allan Jordan, New York — Tel: +1 (212) 697 9191; e-mail: ajordan@golinharris.com

Next result announcement **January–June 2002** on August 13, 2002

Notes to editors:

OMV AUSTRALIA PTY LTD., located in Perth, Western Australia, was founded in November 1998. In September 1999 OMV Australia acquired Cultus Petroleum NL, an Australian Exploration and Production independent. This transaction marked the first successful E & P-take-over by an Austrian company in Australia and provides OMV with a strong base for a significantly growing exploration and production business on this continent. OMV's five core areas in E & P are Austria, Australia, Libya, UK and Pakistan.

OMV Australia currently hold interests in 16 exploration blocks on-/offshore in Australia and New Zealand (thereof eight in operatorship) and in two producing assets in Australia. The current daily average production net to OMV Australia is approximately 4,000 boe. The Company's headcount totalled about 60 at the end of 2001.

OMV Group: OMV is Austria's largest listed industrial company with consolidated sales of EUR 7.74 bn, a workforce of 5,659 and a market capitalization of EUR 2.54 bn as of December 31, 2001. We are one of the leading oil and gas groups in Central and Eastern Europe, and we carry out worldwide exploration and production activities. Our integrated chemical businesses produce melamine and geotextiles for the world market, as well as plant nutrients for Central and Eastern Europe. In addition, OMV holds a 25% stake in the second-largest European polyolefin producer, Borealis A/S, and an interest of 10% in the Hungarian oil company MOL.

OMV

02 JUN 20 AM 11:07

News Release

June 3, 2002
For immediate release

www.omv.com

OMV

Publication concerning the share buy back plan pursuant to section 82 para. 8 of the Austrian "Börsegesetz" (Stock Exchange Act) in connection with section 82 para. 9 of the Stock Exchange Act and section 1 and 2 of the „Veröffentlichungsverordnung" (Austrian Publication Ordinance)

OMV will start to buy back its own shares beginning June 6, 2002. This share buy-back will be effected on the basis of an authorization granted by the Annual General Meeting, which took place on May 24, 2002.

Intended volume:	up to 60.000 shares, i.e. up to 0.2% of the total number of shares
Period:	June 6, 2002 until December 6, 2002
Repurchase price:	current stock exchange price, but minimum EUR 80/maximum EUR 130
Type of repurchase:	Vienna Stock Exchange
Purpose of repurchase:	stock option plan for the Executive Board and senior executives

Note pursuant to section 2 para. 4 of the Publication Ordinance:
The transactions carried out within the scope of this stock option plan will be published on www.omv.com, Investor Relations, beginning June 11, 2002.

- Ends -

For further information, please contact:

OMV

Brigitte H. Juen, Investor Relations	Tel. +43 1 404 40-21622; e-mail: investor.relations@omv.com
Bernhard Hudik, Presseabteilung	Tel. +43 1 404 40-21660; e-mail: bernhard.hudik@omv.com
Internet home page:	http://www.omv.com

Weber Shandwick Square Mile

Claudine Cartwright, London	Tel: +44 20 7950-2862; e-mail: ccartwright@webershandwick.com

Golin Harris Ludgate

Allan Jordan, New York	Tel: +1 (212) 697 9191; e-mail: ajordan@golinharris.com

Next result announcement **January–June 2002** on August 13, 2002